Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

December 13, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Katherine Bagley

Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC

Draft Offering Statement on Form 1-A

Submitted October 16, 2019

CIK No. 0001789339

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comments in the letter from the Commission’s staff dated November 14, 2019.

Preliminary Note:

The Offering Circular now includes a second series of units – Series OL2018.

DRAFT OFFERING STATEMENT ON FORM 1-A SUBMITTED OCTOBER 16, 2019

Offering Summary

Series Asset, page 10

1.

We note your disclosure that you “do not anticipate that Series TF2019 would own any assets other than the Timido Foal, plus cash reserves for boarding, training, insurance and other expenses related to the Timido Foal and amounts earned by Series TF2019 from racing and breeding activities.” However, your disclosure on page 30 states that “from time to time . . . the Manager may have the opportunity to acquire a minority interest in a Thoroughbred that has shown promise as a racehorse, is eligible for stakes or graded stakes races or otherwise presents substantial potential for appreciation in value,” and your disclosure on page 40 refers to the series “asset(s).” Please revise your disclosure to clearly state whether you intend the Series TF2019 to hold only the Timido Foal and related assets, or whether you intend for the Series TF 2019 to acquire interests in additional assets.

Response:

The disclosure has been modified to clarify that the Company intends that Series TF2019 will hold only the Timido Filly and related cash reserves and has no intention that Series TF 2019 will acquire interests in additional assets.

Securities Offered, page 10

2.

You disclose here that the Units will be non-voting except with respect to certain matters set forth in the Operating Agreement. Here and elsewhere in your offering circular where you discuss the right of Unit holders, please disclose the situations in which Unit holders will be able to vote.

Response:

A description of the situations when Unit holders will have voting rights has been added to the Summary section under “Securities Offered.”

Offering Size, page 11

3.

You disclose that “[t]he Manager together with its affiliates must own a minimum of 2% and may own up to a maximum of 10% at the Closing (but which the Manager may sell at any time after the Closing)[, and a]n officer of the Manager has indicated his intent to convert the promissory note the Company issued to acquire the Timido Foal into additional Series TF2019 Units at the purchase price per Unit, which will represent up to 5.7% of the Units outstanding at the conclusion of the Offering.” Please disclose how the Manager and its affiliates plan to acquire the minimum ownership interest if the officer does not convert the promissory note into additional Series TF2019 Units.

Response:

The convertible promissory note has been amended to convert automatically upon closing the Series TF2019 Offering. Corresponding revisions were made to the Offering Circular. The holder no longer has discretion to convert the note. The amended promissory note is filed as new Exhibit 6.2(a) to the Offering Statement.

No Trading Market, page 15

4.

We note your disclosure here that “[you] estimate[] that each Series will exist for 4-6 years (the racing life cycle) and then the Series Asset will be sold, which will be the primary liquidity event other than the distributions on Free Cash Flow as discussed above.” Please disclose whether, upon the sale of the series asset, the Series TF 2019 will seek to acquire another asset, or you will dissolve the Series TF2019, and the consequences of any dissolution to investors in the series.

Response:

The disclosure has been revised to clarify that (1) the Company expects to terminate each series after the underlying asset is sold and then to distribute the proceeds to the unitholders of that Series and (2) the Company intends that Series TF2019 will dissolve after the sale of the Timido Filly and will not seek to acquire a new Series asset.

RISK FACTORS

Risks Related to the Structure, Operation and Performance of the Company

“Liability of investors between series of membership units.”, page 18

5.

We note your disclosure that, in the past, certain jurisdictions have not honored the interpretation of the Delaware Limited Liability Company Act that liability of investors holding one series is segregated from the liability of investors holding another series, and the assets of one series are not available to satisfy the liabilities of another series. Please disclose these known jurisdictions, and whether you intend to offer securities in these jurisdictions.

Response:

We have amended the risk factor in response to the comment. Many of referenced opinions involved questions of standing to bring lawsuits by a series, and the identified risk is whether the limited liability of the series will be honored by jurisdictions with no series limited liability company statute, for which there has been even less judicial interpretation to date.

“Absence of physical facilities; reliance on others for boarding and maintenance.”, page 23

6.

We note your disclosure that you will rely on third parties to board, train, and race your Thoroughbreds. Please disclose whether you currently have any agreements with any of these third parties. If so, please file these agreements as exhibits, or tell us why you do not believe you are required to do so. See Item 17.6. of Form 1-A.

Response:

The risk factor disclosure on page 25 has been revised to state that the Company does not expect to have written agreements with trainers, veterinarians or other third-party vendors, as it is not a customary practice in the industry.

RISKS RELATED TO THE OFFERING

“Investments in fractional interests; absence of regulatory oversight.”, page 29

7.

We note your disclosure that “[t]he Manager intends that each Series will hold a controlling interest in the assets it acquires and will manage the equine activities in which those assets are engaged.” Please prominently disclose the percentage of the “controlling interest” that the series TF2019 will hold in the Timido Foal.

Response:

Disclosure throughout the Offering Circular has been revised in response to the comment.

“Exclusive forum and waiver of jury trial.”, page 33

8.

We note your disclosure that your operating agreement provides for investors to consent to exclusive jurisdiction in the Delaware Court of Chancery. Please disclose the extent to which this exclusive forum provision applies to federal securities laws claims. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also amend the jury trial waiver provision in your governing documents accordingly.

Response:

Under “Exclusive jurisdiction; waiver of jury trial” on page 90, the amended Offering Circular now states that the waiver of jury trial is not intended to apply to claims or suits under federal securities laws.

The first sentence of the same paragraph provides that the exclusive jurisdiction of the Delaware courts applies “to the fullest extent permitted by applicable law.” Likewise, the same qualification has been added to the paragraph captioned “Governing Law” in the Summary on page 18.

Section 16.8(b) of the Amended and Restated Limited Liability Company Agreement qualifies the exclusive jurisdiction of the Delaware courts with the phrase “to the fullest extent permitted by applicable law.” Section 16.8(d) of the Agreement, the waiver of jury trial, also states that the waiver of a jury trial applies only “to the fullest extent permitted by law.”

Use of Proceeds, page 38

9.

We note that the table in this section provides information for the maximum offering amount. Please provide disclosure discussing how you will allocate proceeds if you sell less than the maximum offering amount. For example, consider providing disclosure regarding the allocation of proceeds for the minimum offering amount, and other offering amounts between the minimum and the maximum. Please also consider disclosing the uses of proceeds in the table in order of priority, to mirror your disclosure on page 12.

Response:

The Use of Proceeds tables have been modified and the related disclosure revised to provide that the listed uses of offering proceeds, other than reimbursement of expenses incurred to purchase the series asset, will be reduced proportionately if less than the maximum amount of offering proceeds are received. In addition, if less than the maximum amount of offering proceeds is received, the reserve for additional capital will be reduced or eliminated entirely, to avoid or minimize any reduction of the amounts allocated for boarding and training expenses.

The line items in the Use of Proceeds tables have been listed in the same order of priority as those uses are presented in the Summary section.

Boarding Arrangements; Development Timetable, page 40

10.

We note your disclosure that “[t]he Timido Foal is currently boarded at industry standard rates (or below) in Louisville, Kentucky, and will remain there until she enters training in the fall of 2020.” Please provide an estimate of “industry standard rates or below,” and disclose whether you expect these rates to increase in the future. Please also disclose whether you expect boarding rates to increase when the foal enters training in the fall of 2020.

Response:

The disclosure under “Description of the Business – Training and Boarding” on page 59 has been expanded to discuss boarding rates during the various stages of a racehorse’s development and the possibility of rate increases.

The disclosure describing the development timetable for each Thoroughbred in the sections describing the Timido Filly and the Orb Colt now include a cross-reference to the more detailed description of boarding and training expenses in the “Description of the Business” section.

Eligibility for Registration as a Racehorse Owner, page 43

11.

We note your disclosure that investors must be eligible to be licensed as a racehorse owner under the regulations of the various state racing commissions, and that the Manager reserves the right to reject the subscription of any person whom the manager believes may be ineligible to hold an owners license. Please clarify whether the Manager will verify each and every investor’s eligibility to hold an owner’s license prior to accepting or rejecting a subscription agreement. Please also provide risk factor disclosure related to an investors eligibility to hold an owner’s license, including the risk, if any, that the Manager could accept a subscription without knowledge that an investor is ineligible to hold an owner’s license, and the risks related to the investor executing a subscription agreement while being ineligible to hold an owner’s license.

Response:

The disclosure on page 48 has been revised to clarify that the subscription agreement requires investors to self-certify that they are not disqualified from obtaining a license to own a racehorse. The subscription agreement also includes a covenant that if an investor subscribes for a number of units that would exceed the ownership threshold requiring licensing as a racehorse owner, or if there are fewer than 35 subscribers such that every holder of a Series’ units will be required to be licensed, the investor agrees to provide documentation to the Company confirming the investor’s eligibility to be licensed as a racehorse owner. In addition, a new risk factor has been added to discuss the licensure eligibility requirement and risk of disqualification.

How to Subscribe, page 45

12.

You disclose the steps to subscribe to purchase Series TF2019 Units, including that investors must review and complete the Subscription Agreement, and sign the completed Subscription Agreement using an electronic signature. You also disclose on page 10 that Commonwealth Markets Inc. owns and operates the mobile app-based investment platform called the Commonwealth Platform through which the Series TF2019 Units are sold. In this section, please disclose the steps an investor must take to use this mobile app-based investment platform. For example, disclose whether potential investors must download the platform onto a mobile devise, or can subscribe through an online website without using a mobile app, and whether investors will be required to make an account to invest on the platform, etc.

Response:

The “How to Subscribe” section on page 50 has been expanded to include the steps an investor must take to subscribe for units using the app-based investment platform.

In addition, a cross-reference to the “How to Subscribe” section has been added under “Description of the Business – the Commonwealth Platform” on page 55.

Commonwealth Platform, page 50

13.

We note your intention to offer “secondary market liquidity for [investor’s] units.” Revise your disclosure to explain the mechanics of the platform and the current status and anticipated timing of the development of the contemplated liquidity platform. Please also tell us why your manager, as operator of the platform, is not required to register as a broker-dealer to operate the platform for secondary trading in the manner you describe and what consideration you have given to the applicability of Exchange Act Rule 3b-16 or Regulation ATS to the platform. In this regard, we note your disclosure on page 34 where you acknowledge that your manager may register in the future as a broker-dealer.

Response:

The Offering Circular has been revised to clarify that the Company has no plans to offer secondary market liquidity for investor units for the foreseeable future and that there will be no trading market for investor units, and no such trading market may develop.

Racing, page 55

14.

We note your disclosure that there is no guarantee that a horse entered into a race will “draw in” and be able to race. Please provide risk factor disclosure that there is no guarantee that the Timido Foal will be able to race.

Response:

The fourth paragraph under “Racing” on page 60 has been revised in response to the comment to provide more detail about the race entry process. After consideration, we do not believe there is a significant likelihood or risk that a horse would be excluded entirely from racing during the racing season.

Principal Interest Holders, page 77

15.

We note your disclosure that the Series A1 units represent the Manager’s capital account in the Company, and that holders of Series A1 Units are entitled to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. Please clarify whether the Series A1 Units are entitled to vote on matters specific to the Series TF2019 or other series, and if so, please clarify the voting rights of the Series A1 Units relative to the voting rights of the Series TF2019 units. Also, in light of the voting rights disclosed here, tell us why you state on pages 51 and 81 that “the Manager will generally not be entitled to vote on matters submitted to the unit holders.”

Response:

The description of the limited voting rights of the Series A1 Units held by the Manager on page 82 now provides that the Series A1 Units are not entitled to vote on matters submitted for the consent or approval of all of the Company’s member generally. A conforming amendment has also been made to the Series A1 series designation.

Description of Units Offered, page 78

16.

We note your disclosure that “[t]he manager has the authority under the Operating Agreement to cause the Company to issue Units to investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine.” Please amend your offering circular to provide risk factor disclosure with respect to this authority of the Manager, including the potential dilution to unit holders if the Manager issues additional units.

Response:

Risk factor disclosure addressing potential dilution to unit holders if the Manager issues additional units has been included in the Risk Factors section under “Risks Related to Ownership of our Units.”

Statement of Cash Flows, page F-7

17.

Please tell us your consideration of presenting the “Membership contribution” line item as a financing activity rather than an adjustment to reconcile net loss to net cash provided by operating activities. Refer to ASC 230-10-45-14.

Response:

In response to the comment, and after reviewing ASC 230-10-45-14, the Company has revised the statement of cash flows to include constructive payments made by the managing member on behalf of the Company as financing activities and to present the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. In addition, a new Note 6 to the Notes to Financial Statements captioned “Member Contributions” has been added to explain the treatment of the various cash and non-cash contributions by the managing member.

The disclosure meets the SEC requirements as noted below per “CIRP.T.II.A. 11-06., C. Statement of Cash Flows”: “In cases where diversity in classification among registrants exists or alternative classification may be acceptable, a registrant should disclose such diversity or alternative and the reasons for selecting the classification chosen.”

Notes to Financial Statements, page F-8

18.	Please disclose your fiscal year end.

Response:

Note 1 of the Notes to Financial Statements has been revised to disclose the Company’s fiscal year.

GENERAL

19.

You state on your Offering Circular Cover page that “North Capital does not and will not solicit purchases of Units or make any recommendations regarding the Units to prospective investors.” Yet the Solicitation Agreement submitted as Exhibit 99.64a seems to suggest the opposite and states that “NCPS will accept the Offering and determine a period during which it will actively solicit investors to purchase the offered Units.” Please revise and advise.

Response:

The Company and North Capital have entered into a new Broker Dealer Services Agreement that omits any reference to soliciting investors on the Company’s behalf. The new agreement and provides that North Capital’s services will be limited to serving as broker of record for the offering by processing transactions of potential investors through the technology that the Manager licenses from North Capital and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The brokerage fee of 1% payable to North Capital is compensation for the investor processing services described above and not for solicitation of investors or for acting as agent in connection with the sale of securities.

The first sentence under “Plan of Distribution and Subscription Procedure -- Broker” now refers to the new agreement. To further clarify the limited services North Capital has been engaged to perform, we have added the following statement later in the same section :

North Capital will not solicit any investors on our behalf or act as underwriter. Instead, North Capital’s role in the offering is limited to processing transactions of potential investors through the technology that our manager licenses from North Capital and providing investor qualification services.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

Frost Brown Todd LLC

/s/ Alan K. MacDonald,

Member

Copy	to: Brian Doxtator

Chief Executive Officer

Commonwealth Thoroughbreds LLC